Exhibit 99.104

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of:

•	our report dated March 6, 2026, on the consolidated financial statements of WBM Capital Corp. and its subsidiaries comprising the consolidated statement of financial position as of September 30, 2025, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ (deficiency) equity, and cash flow for the year then ended and related notes,
•	our report dated January 28, 2026, on the consolidated financial statements of Bitzero Blockchain Inc. and its subsidiaries (the Company) comprising the consolidated statement of financial position as of September 30, 2025, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flow for the year then ended and related notes, and
•	our report dated November 17, 2025, on the consolidated financial statements of the Company and its subsidiaries comprising the consolidated statements of financial position as of September 30, 2024, and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2024 and related notes.

each of which is incorporated by reference in this Registration Statement on Form 40-F.

We also consent to the reference to our Firm under the caption "Experts" in the Registration Statement.

/s/ SRCO Professional Corporation

CHARTERED PROFESSIONAL ACCOUNTANTS

Authorized to practice public accounting by the Chartered Professional Accountants of Ontario

Richmond Hill, Ontario, Canada

June 04, 2026